As filed with the Securities and Exchange Commission on June 30, 2017

File No. 333-218512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ Pre-Effective Amendment No. 1   ☐ Post-Effective Amendment No. __

(Check appropriate box or boxes)

Touchstone Variable Series Trust

(Exact Name of Registrant as Specified in Charter)

(800) 638-8184

(Area Code and Telephone Number)

303 Broadway, Suite 1100

Cincinnati, Ohio 45202

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

Jill T. McGruder

303 Broadway, Suite 1100

Cincinnati, Ohio 45202

(Name and Address of Agent for Service)

Copies to:

Deborah Bielicke Eades, Esq.

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

(312) 609-7661

Renee M. Hardt, Esq.

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

(312) 609-7616

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Shares of beneficial interest, without par value, of the Touchstone Balanced Fund, Touchstone Bond Fund, Touchstone Common Stock Fund and Touchstone Small Company Fund, each a series of the Registrant, are being registered. No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-218512) that was filed with the Commission on June 5, 2017. This Pre-Effective Amendment incorporates by reference the information contained in Parts A and B of the initial Registration Statement on Form N-14 (File No. 333-218512) under the Securities Act of 1933, as filed with the Commission on June 5, 2017.

PART C. OTHER INFORMATION

Item 15. Indemnification

Under Article IV, Section 4.3 of the Trust’s Declaration of Trust, (a) subject to the exceptions and limitations contained in paragraph (b) below: (i) every person who is or has been a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust, to the fullest extent permitted by law (including the 1940 Act) as currently in effect or as hereinafter amended, against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof; (ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement or compromise, fines, penalties and other liabilities. (b) No indemnification shall be provided hereunder to a Covered Person: (i) against any liability to the Trust or the Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual’s office; (ii) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that that individual’s action was in the best interest of the Trust; or (iii) in the event of a settlement involving a payment by a Trustee or officer or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) above resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual’s office by the court or other body approving the settlement or other disposition or a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that individual did not engage in such conduct: (A) by a vote of a majority of the Disinterested Trustees (as defined below) acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or (B) by written opinion of independent legal counsel chosen by the Trustees and determined by them in their reasonable judgment to be independent. (c) Subject to the provisions of the 1940 Act, the Trust may maintain insurance for the protection of the Trust Property, its present or former Shareholders, Trustees, officers, employees, independent contractors and agents in such amount as the Trustees shall deem adequate to cover possible tort liability (whether or not the Trust would have the power to indemnify such Persons against such liability), and such other insurance as the Trustees in their sole judgment shall deem advisable. (d) The rights of indemnification herein provided shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such person. Nothing contained herein shall affect any rights to indemnification to which personnel, including Covered Persons, may be entitled by contract or otherwise under law. (e) Expenses of preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 4.3 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that the Covered Person is not entitled to indemnification under this Section 4.3, provided that either: (i) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or (ii) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or legal counsel selected as provided in Section 4.3(b)(iii)(B) above in a written opinion, shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification. As used in this Section 4.3 a “Disinterested Trustee” is one (i) who is not an “Interested Person” of the Trust (including anyone who has been exempted from being an “Interested Person” by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or had been pending.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to Trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16.	EXHIBITS

(1)(a)	Amended and Restated Agreement and Declaration of Trust is herein incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2009.

(1)(b)	Amendment to the Declaration of Trust dated April 18, 2005 is herein incorporated by reference to Exhibit (a)(2) of Post-Effective Amendment No. 22 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on May 2, 2005.

(1)(c)	Amendment to the Declaration of Trust dated November 28, 2005 is herein incorporated by reference to Exhibit (a)(3) of Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on May 1, 2006.

(1)(d)	Amendment to the Declaration of Trust dated April 19, 2006 is herein incorporated by reference to Exhibit (a)(4) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2009.

(1)(e)	Amendment to the Declaration of Trust dated August 15, 2006 is herein incorporated by reference to Exhibit (a)(5) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2009.

(1)(f)	Amendment to the Declaration of Trust dated September 17, 2007 is herein incorporated by reference to Exhibit (a)(6) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2009.

(1)(g)	Amendment to the Declaration of Trust dated May 1, 2008 is herein incorporated by reference to Exhibit (a)(7) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2009.

(1)(h)	Amendment to Restated Agreement and Declaration of Trust dated May 9, 2017 is herein incorporated by reference to Exhibit (1)(h) of Registrant’s Registration Statement on Form N-14 (File No. 333-218512), filed with the SEC on June 5, 2017.

(1)(i)	Amendment to Restated Agreement and Declaration of Trust dated June 1, 2017 is herein incorporated by reference to Exhibit (1)(i) of Registrant’s Registration Statement on Form N-14 (File No. 333-218512), filed with the SEC on June 5, 2017.

(2)	Amended and Restated By-Laws of the Trust dated November 19, 2015 are herein incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File 033-76566), filed with the SEC on April 21, 2016.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is herein incorporated by reference to Exhibit A to Part A of Registrant’s Registration Statement on Form N-14 (File No. 333-218512), filed with the SEC on June 5, 2017.

(5)	Not applicable.

(6)(a)(i)	Investment Advisory Agreement between Touchstone Variable Series Trust (the “Trust”) and Touchstone Advisors, Inc. (the “Advisor”) dated January 1, 1999 is herein incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on February 12, 1999.

(6)(a)(ii)	Amended Schedule 1 dated March 1, 2015 of the Investment Advisory Agreement between the Trust and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (d)(1)(ii) of Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 21, 2015.

(6)(b)	Sub-Advisory Agreement dated January 1, 1999, as amended December 31, 2002, between the Advisor and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Active Bond Fund (f/k/a the Touchstone Core Bond Fund), is herein incorporated by reference to Exhibit (d)(2) of Post-Effective Amendment No. 35 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 22, 2013.

(6)(c)	Amendment dated March 1, 2015 to Sub-Advisory Agreement dated January 1, 1999 between the Advisor and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Active Bond Fund, is herein incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 21, 2015.

(6)(d)	Sub-Advisory Agreement dated August 31, 2015, between the Advisor and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Focused Fund is herein incorporated by reference to Exhibit (d)(4) to Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File 033-76566), filed with the SEC on April 21, 2016.

(6)(e)	Sub-Advisory Agreement dated December 1, 2015 between Touchstone Advisors, Inc. and London Company of Virginia d/b/a The London Company with respect to the Touchstone Large Cap Core Equity Fund is herein incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File 033-76566), filed with the SEC on April 21, 2016.

(6)(f)	Sub-Advisory Agreement dated April 29, 2016 between Touchstone Advisors, Inc. and Wilshire Associates Incorporated with respect to the Touchstone Conservative ETF Fund, Touchstone Moderate ETF Fund, and Touchstone Aggressive ETF Fund is herein incorporated by reference to Exhibit (d)(6) to Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File 033-76566), filed with the SEC on April 21, 2016.

(6)(g)	Amendment to the Advisory Agreement between the Advisor and the Trust dated December 31, 2002, is herein incorporated by reference to Exhibit (d)(26) of Post-Effective Amendment No. 17 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on January 31, 2003.

(6)(h)	Amendment to the Advisory Agreement between the Advisor and the Trust dated July 19, 2004 with respect to the Touchstone Conservative ETF Fund, Touchstone Moderate ETF Fund, and Touchstone Aggressive ETF Fund is herein incorporated by reference to Exhibit (d)(16) of Post-Effective Amendment No. 21 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on March 2, 2005.

(6)(i)	Amendment to the Advisory Agreement between the Advisor and the Trust dated April 25, 2008 is herein incorporated by reference to Exhibit (d)(20) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2009.

(6)(j)	Amendment to the Investment Advisory Agreement between the Advisor and the Trust dated March 1, 2011 is herein incorporated by reference to Exhibit (d)(18) of Post-Effective Amendment No. 31 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 29, 2011.

(7)	Distribution Agreement between the Trust and Touchstone Securities, Inc. (the “Distributor”) dated July 15, 2003 is herein incorporated by reference to Exhibit (e) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2009.

(8)	Trustee Deferred Compensation Plan is herein incorporated by reference to Exhibit (f) of Post-Effective Amendment No. 30 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 30, 2010.

(9)	Custodian Agreement between Brown Brothers Harriman & Co. (“BBH”) and the Trust dated February 25, 2008 is herein incorporated by reference to Exhibit (g)(1) of Post-Effective Amendment No. 27 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on May 1, 2008.

(10)	Not applicable.

(11)	Opinion and Consent of Counsel is herein incorporated by reference to Exhibit (11) of Registrant’s Registration Statement on Form N-14 (File No. 333-218512), filed with the SEC on June 5, 2017.

(12)	Form of Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Joint Proxy Statement/Prospectus is herein incorporated by reference to Exhibit (12) of Registrant’s Registration Statement on Form N-14 (File No. 333-218512), filed with the SEC on June 5, 2017.

(13)(a)	Allocation Agreement for allocation of Fidelity Bond coverage dated April 1, 2011 is herein incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 31 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 29, 2011.

(13)(b)	Amended and Restated Sub-Administration and Accounting Services Agreement between Touchstone Advisors, Inc. and BNY Mellon Investment Servicing (US) Inc. dated January 1, 2015 is herein incorporated by reference to Exhibit (h)(2)(i) of Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 21, 2015.

(13)(c)	Amended and Restated Transfer Agency and Shareholder Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. dated January 1, 2015 is herein incorporated by reference to Exhibit (h)(4)(i) of Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 21, 2015.

(13)(d)(1)	State Filing Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated December 5, 2011 is herein incorporated by reference to Exhibit (h)(6) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-76566 and 811-8416), filed with the SEC on April 27, 2012.

(13)(d)(2)	Amendment to the State Filing Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated April 16, 2012 is herein incorporated by reference to Exhibit (h)(7) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-76566 and 811-8416), filed with the SEC on April 27, 2012.

(13)(d)(3)	Amendment to Schedule A to the State Filing Services Agreement between Registrant and BNY Mellon, dated September 6, 2012, is herein incorporated by reference to Exhibit (h)(10) of Post-Effective Amendment No. 35 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 22, 2013.

(13)(e)	Administration Agreement executed January 1, 2007 is herein incorporated by reference to Exhibit (h)(7) of Post-Effective Amendment No. 26 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on May 1, 2007.

(13)(f)	Amended Schedule, dated January 1, 2015, to the Administration Agreement with Touchstone Advisors, Inc., dated February 17, 2006, as amended January 1, 2007, is herein incorporated by reference to Exhibit (h)(7) of Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 21, 2015.

(13)(g)(i)	Form of Expense Limitation Agreement dated April 29, 2012 is herein incorporated by reference to Exhibit (h)(9) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 27, 2012.

(13)(g)(ii)	Amendment to the Expense Limitation Agreement dated August 31, 2015 is herein incorporated by reference to Exhibit (h)(7)(ii) to Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File 033-76566), filed with the SEC on April 21, 2016.

(13)(g)(iii)	Schedule A, dated April 30, 2017, to the Expense Limitation Agreement dated April 29, 2012, is herein incorporated by reference to Exhibit (h)(7)(iii) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A (File 033-76566), filed with the SEC on April 20, 2017.

(13)(h)	Shareholder Services Plan with respect to the Initial Class shares is herein incorporated by reference to Exhibit (13)(l) to Registrant’s Registration Statement on Form N-14 (File No. 333-149479), filed with the SEC on February 29, 2008.

(14)	Consent of PricewaterhouseCoopers LLP is herein incorporated by reference to Exhibit (14) of Registrant’s Registration Statement on Form N-14 (File No. 333-218512), filed with the SEC on June 5, 2017.

(15)	Not applicable.

(16)	Power of Attorney is herein incorporated by reference to Exhibit (16) of Registrant’s Registration Statement on Form N-14 (File No. 333-218512), filed with the SEC on June 5, 2017.

(17)	Not applicable.

Item 17. Undertakings

(1)       The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)       The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)       Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(4)       The undersigned Registrant agrees that it shall file a final executed version of the legal opinion as to tax matters as an exhibit to the subsequent post-effective amendment to its Registration Statement on Form N-14 filed with the SEC upon the closing of the reorganizations contemplated by this Registration Statement on Form N-14.

 SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Cincinnati and State of Ohio on the 30 day of June, 2017.

TOUCHSTONE VARIABLE SERIES TRUST

By: /s/ Jill T. McGruder
Jill T. McGruder
President

As required by the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

*	Trustee	June 30, 2017
Phillip R. Cox

*	Trustee	June 30, 2017
William C. Gale

*	Trustee	June 30, 2017
Susan J. Hickenlooper

*	Trustee	June 30, 2017
Kevin A. Robie

*	Trustee	June 30, 2017
Edward J. VonderBrink

/s/ Jill T. McGruder	Trustee and President	June 30, 2017
Jill T. McGruder

/s/ Terrie A. Wiedenheft	Controller, Treasurer and Principal Financial Officer	June 30, 2017
Terrie A. Wiedenheft

* By:	/s/ Terrie A. Wiedenheft	June 30, 2017
Terrie A. Wiedenheft